ENERFLEX LTD.

Report of Voting Results Pursuant to Section 11.3 of
National Instrument 51-102 – *Continuous Disclosure Obligations*

The following matters were voted on at the annual meeting of shareholders of Enerflex Ltd. (**Company**) held on May 7, 2025 (the **Meeting**). The total number of common shares represented by shareholders present in person and by proxy at the Meeting was 94,753,588 common shares, representing 76.32% of the Company's outstanding common shares. Ballots were conducted on each matter.

Description of Matter	Outcome	Votes For	Votes Against
1. The number of directors of the Company to be elected at the Meeting was fixed at eight (8).	Passed	91,433,065 (96.53%)	3,289,912 (3.47%)
2. Each of the following eight nominees was elected to serve as a director of the Corporation:			
Fernando R. Assing	Passed	88,086,739 (96.24%)	3,444,156 (3.76%)
Benjamin Cherniavsky	Passed	88,013,957 (96.16%)	3,516,938 (3.84%)
Joanne Cox	Passed	83,911,502 (91.68%)	7,619,393 (8.32%)
James C. Gouin	Passed	83,037,269 (90.72%)	8,493,626 (9.28%)
Mona Hale	Passed	88,091,517 (96.24%)	3,439,378 (3.76%)
Kevin J. Reinhart	Passed	79,599,459 (86.96%)	11,931,436 (13.04%)
Thomas B. Tyree, Jr.	Passed	74,636,089 (81.54%)	16,894,806 (18.46%)
Juan Carlos Villegas	Passed	79,933,294 (87.33%)	11,597,601 (12.67%)

		Votes For	Votes Withheld
3. Ernst & Young LLP, Chartered Accountants, were reappointed as auditors of the Corporation for the ensuing year at a remuneration to be fixed by the directors of the Corporation.	Passed	93,983,369 (99.22%)	739,607 (0.78%)

		Votes For	Votes Against
4. An advisory resolution was passed to accept the Company's approach to executive compensation.	Passed	83,831,845 (91.59%)	7,699,049 (8.41%)